02 APR 23 AM 11:30

8 April 2002

旺-旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

02028597

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached document:-

1) Proposed Share Split

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

dw 4/23

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300

MASNET No. 100 OF 08.04.2002
Announcement No. 117

WANT WANT HOLDINGS LTD

PROPOSED SHARE SPLIT

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that the Company has today received in-principle approval from the Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing of and quotation for (i) new ordinary shares of par value US$0.10 each in the capital of the Company (the "New Shares") arising from the proposed sub-division of each existing ordinary share of par value US$0.20 each in the capital of the Company into two (2) New Shares (the "Share Split") (ii) the additional Warrants (as defined below) to be issued by way of adjustments as a consequence of the Share Split (the "Additional Warrants") and (iii) the New Shares arising from the exercise of the Additional Warrants (the "Additional New Shares"), subject to, *inter alia*, shareholders' approval being obtained at an Extraordinary General Meeting ("EGM") of the Company to be convened. The grant of in-principle approval by the SGX-ST for the listing of and quotation for the New Shares, the Additional Warrants and the Additional New Shares is not to be taken as an indication of the merits of the Share Split.

The Company believes that the Share Split will improve the affordability and liquidity of its shares, enhance the investor appeal of any future fund raising exercises and attract the interest of new investors in its shares.

An EGM of the Company will be convened to seek the approval of the Company's shareholders for the Share Split and the renewal of its share buy-back mandate ("Share Buy-Back Mandate"). A circular setting out details of the Share Split and the renewal of the Share Buy-Back Mandate, and enclosing the Notice of EGM will be despatched to shareholders in due course.

As a result of the Share Split and in accordance with the Deed Poll executed by the Company on 5 October 1999 constituting the warrants issued by the Company in October 1999 and expiring on 24 October 2004 (the "Warrants"), the number and the exercise price of the outstanding Warrants will be adjusted. An announcement on the details of such adjustments will be made in due course.

Submitted by Adams Lin Feng I, Group Vice President and Director on 08/04/2002 to the SGX